EXHIBIT (m)(9)(b)

SCHEDULE A

EATON VANCE MUTUAL FUNDS TRUST CLASS R DISTRIBUTION PLAN

Fund	Adopted:

Eaton Vance Government Obligations Fund	June 16, 2003
Eaton Vance Dividend Income Fund	December 12, 2005
Eaton Vance Strategic Income Fund	June 15, 2009
Eaton Vance Global Macro Absolute Return Fund	March 15, 2010